July 25, 2025

Wa   el Hashad
Chief Executive Officer
Longeveron Inc.
1951 NW 7th Avenue, Suite 520
Miami, FL 33136

       Re: Longeveron Inc.
           Draft Registration Statement on Form S-1
           Submitted July 21, 2025
           CIK No. 0001721484
Dear Wa   el Hashad:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jennifer Minter, Esq.